July 12, 2017

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Novume Solutions, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed June 9, 2017

File No. 333-216014

Dear Mr. Spirgel:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, Novume Solutions, Inc. (“Novume” or the “Company”), by your letter dated July 6, 2017 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”).

The text of each comment in the Comment Letter is included in the Company’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, Novume is filing Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) reflecting the Commission’s requested disclosure edits.

Interests of Certain Persons in the Mergers, page 12

Comment 1. We note your response to comment 3. Please disclose the potential risks to stockholders associated with the additional concentration of ownership with the current Chief Executive Officer of KeyStone.

Response: The disclosure has been revised as requested to further describe potential risks associated with the additional concentration of ownership with the current Chief Executive Officer of KeyStone. Please see pages 13 and 21 of the Amended Registration Statement.

Comment 2. Please correct your reference on pages 7 and 55 to read “Interests of Certain Persons in the Mergers” as opposed to the “Interest of Management and Others in Certain Transactions.”

Response: We have made the requested corrections. Please see pages 7 and 55 of the Amended Registration Statement.

Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 16

Comment 3. Refer to your response to comment 4. The revisions on pages 16 -17 do not fully comply with the requirements of Item 3 (f) of the S-4. For your guidance the equivalent pro forma per share amounts shall be calculated by multiplying Novume’s Unaudited pro forma combined loss per share of common stock – basic and diluted and Novume’s Unaudited pro forma book value per share of common stock for the periods ended March 31, 2017 and December 31, 2016, as shown on top of page 17, by 1/15th of a share or .0666, “Brekford Exchange Ratio”, so that the per share amounts are equated to the respective values for one share of Brekford.

Further, the information for KeyStone/Novume should be limited to historical per share and the pro forma combined information as shown on pages 109-110. The information for Brekford should be limited to the historical per share and the pro forma equivalent per share information explained above. Please revise accordingly.

Response: Based on our conversations with the Commission staff, we have revised our disclosures in accordance with your request. Please see pages 16-17 of the Amended Registration Statement.

Background of the Transaction, page 37

Comment 4. We note your disclosure regarding the November 28, 2016 proposal by KeyStone management to Brekford management to consider a transaction whereby KeyStone’s stockholders would receive 80% and Brekford’s stockholders would receive 20% of the consolidated entity. Discuss in greater detail how management of KeyStone and Brekford determined the ownership percentages. Disclose whether other ownership structures were considered and the focus of the discussions in the series of meetings that took place after the proposal was made—including with respect to the amount of consideration and other material terms of the agreement.

Response: Based on our conversations with the Commission staff, we respectfully submit that the disclosure as to the background of the transaction requires no further change. We are informed by KeyStone management that, as discussed with the staff, there were no projections or financial models developed by KeyStone and shared with Brekford management as to the 80% / 20% split.

Material U.S. Federal Income Tax Considerations of the Mergers, page 41

Comment 5: We note your response to prior comment 11. Please note that Brekford and KeyStone shareholders must be able to rely upon counsel’s tax opinion. Therefore, please revise to make clear that the tax opinion will cover tax consequences to all stockholders. Furthermore, it is unclear whether receipt of the tax opinion is a waivable condition to the merger agreement. Disclose whether receipt of the tax opinion prior to the closing of the merger is a waivable condition.

Response: We have revised our disclosure to indicate that Brekford intends to obtain a tax opinion from their counsel that may be relied upon by Brekford’s stockholders.

The Merger Agreement provides that a tax opinion from Brekford’s counsel shall be a closing condition to the extent that one is required by the Commission. Based on the Commission’s request for a tax opinion that Brekford stockholders may rely on, the provision of the opinion is a requirement for closing. We have amended the Merger Agreement to provide that it is not waivable. Please see pages 120 and 121 of the Amended Registration Statement.

Comment 6: Please revise the statement immediately preceding the “Tax Implications to holders of Brekford Common Stock” section to remove the language indicating that only “certain” material U.S. federal income tax considerations will be addressed.

Similarly, remove the language indicating uncertainty—specifically, that no gain or loss “should” be recognized by stockholders and that the mergers “should” be treated as reorganizations. Alternatively, please explain why more certain language is not used and provide additional details to describe the degree of uncertainty in the tax opinion.

Response: Based on our conversations with the Commission staff, we respectfully submit that this disclosure requires no further change. We note that, as discussed with the staff, the facts in this case are complex, and because of that level of complexity, we have rendered our opinion at a “should” level. A “should” level opinion reflects a reasonably high level of confidence (and significantly higher than a “more likely than not” level) that the positions discussed in this opinion would be sustained. We have added language in the tax opinion of Crowell & Moring LLP to this effect.

KeyStone’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 71

Comment 7: Discuss in greater detail the impact of the Firestorm acquisition on your results of operations and financial condition.

Response: We have enhanced our disclosures in accordance with your request. Please see page 73 of the Amended Registration Statement.

Results of Operations – Comparison of the Three Months Ended March 31, 2017 and 2016

KeyStone Solutions, Inc. Consolidated Statements of Operations

Cost of Revenue, page 74

Comment 8: You indicated that the change in cost of revenue was mostly due to a change in mix of staff and consultants. We further note on page 77 that you used more consultants in fiscal year 2016. Please explain in detail how these changes impacted the cost of revenue for all periods presented.

Response: We have added detail related to the cost of revenue for the comparison of the three months ended March 31, 2017 and 2016 on page 74 and for the comparison of the years ended December 31, 2016 and 2015 on page 77. Please see pages 74 and 77 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements

Pro Forma Condensed Combined Statement of Operations, page 109

Comment 9: Since you acquired Firestorm on January 25, 2017 we assume that the results of operations included in the pro forma for the three months ended March 31, 2017 are those of the 25 days before the acquisition. Please clarify.

Response: We have revised our disclosure to add footnotes to the Firestorm LLC and Affiliate columns that indicate the columns reflect the results of Firestorm’s statement of operations for the period from January 1, 2017 through January 24, 2017 and that Firestorm’s operations post acquisition for the period from January 25, 2017 through March 31, 2017 are included in KeyStone’s consolidated statement of operations. Please see pages 109 and 110 of the Amended Registration Statement.

Conditions to the Mergers, page 120

Comment 10: We note your response to comment 18. On page 120, you state that not every closing condition to the merger is waivable but on page 121 you state that any party to the agreement can waive compliance with any of the agreements or conditions prior to effectiveness. Please reconcile these statements by making clear which conditions to the merger are waivable and not waivable. Consider doing so in bullet point format or through the use of a chart.

Response: We have enhanced our disclosure to reconcile the statements with respect to waivability of the closing conditions. Among other things, we have incorporated a chart summarizing the closing conditions and notating which conditions are waivable. Please see pages 120 and 121 of the Amended Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Comment 11: Since the discontinued operations are already presented in the historical financial statements, revise the pro forma statement of operations to present only the portion of the income statement through “income (loss) from continuing operations.” Refer to Instruction 1 of Article 11-02 of Regulation S-X.

Response: We have revised the pro forma statement of operations to present only the portion of the “income statement through income (loss) from continuing operations.”

Note 3- Pro Forma Adjustments, page 112-113

Comment 12: With respect to note (1), it appears that you did not present the purchase price allocation for the acquisition of Brekford because the purchase price and the fair value of Brekford’s net assets were not finalized. Please revise and present the pro forma effects of the acquisition using the most current information. If the final outcome may have a material different result, you should present additional pro forma outcomes give effect to the range of possible results.

Response: We have revised our disclosure to present the proforma effects of the acquisition using the most current information. Please see pages 111-112 of the Amended Registration Statement.

Comment 13: With respect to note (2), please explain how you arrive at the interest expense adjustment of $70,000. We note on page 110 that the adjustment was $63,519.

Response: We have revised note (2) to reflect the interest expense adjustment of $63,519. Please see pages 112 of the Amended Registration Statement.

Comment 14: We note on page 109 adjustment (3) that you eliminated the $2,608,132 income tax benefit of Brekford Traffic Safety, Inc. Please expand your disclosure and explain the reason for such adjustment.

Response: We have revised and expanded our disclosure to explain the reason for the income tax adjustment by referencing the supporting information described in “Income Tax” in Brekford’s Notes to Unaudited Condensed Consolidated Financial Statements for the Three Months Ended March 31, 2017 and 2016. Please see page F-51 of the Amended Registration Statement.

Financial Statements of KeyStone Solutions, Inc. and Subsidiaries Note 1 – Nature Of Operations And Recapitalization, Page F-6

Comment 15: Since KeyStone was formed in March 2016, it appears that periods prior to March 2016 should be labeled as predecessor. Please revise or advise.

We have added a table providing the unaudited consolidated condensed statement of operations for AOC Key Solutions, Inc. (predecessor) and KeyStone Solutions, Inc. (successor), respectively, for the periods of January 1, 2016 through March 14, 2016 and March 15, 2016 through March 31, 2016. Please see page F-6 of the Amended Registration Statement.

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The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at 202.624.2925 or via email at mdefeo@crowell.com.

Sincerely,

Morris F. DeFeo, Jr.

cc: Robert Berman

Enclosures